UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission file number: 001-38751

Tencent Music Entertainment Group

(Exact Name of Registrant as Specified in Its Charter)

Unit 3, Building D, Kexing Science Park
Kejizhongsan Avenue, Hi-Tech Park, Nanshan District
Shenzhen, 518057, the People’s Republic of China
Tel: +86-755-8601 3388
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Tencent Music Entertainment Group Announces Proposed Acquisition of Ximalaya Inc.

Tencent Music Entertainment Group (“TME,” or the “Company”) (NYSE: TME and HKEX: 1698), the leading online music and audio entertainment platform in China, today announced its proposed acquisition (the “Transaction”) of Ximalaya Inc. (“Ximalaya”), pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) dated June 10, 2025 by and among the Company, Ximalaya and certain other parties thereto. Ximalaya is one of the leading online audio platforms in China. Upon closing of the Transaction, Ximalaya will become a wholly owned subsidiary of the Company. The closing of the Transaction is subject to relevant regulatory approvals and certain other closing conditions. At the closing of the Transaction and among other steps, the equity securities of Ximalaya held by relevant shareholders and participants of Ximalaya’s employee stock ownership plans shall be cancelled in exchange for the right to receive, without interests and subject to certain conditions and adjustments, a combination of (1) cash in an aggregate amount of US$1,260,000,000; (2) stock in the form of Class A ordinary shares to be issued by the Company in an aggregate number not exceeding 5.1986% of the total ordinary shares of the Company issued and outstanding as of a business day that is no later than five business days prior to the closing of the Transaction (the “Total Share Count”); and (3) a number of such Class A ordinary shares not exceeding 0.37% of the Total Share Count to be issued to the founder shareholders (as defined in the Merger Agreement) at and after the closing in tranches subject to the terms of the Merger Agreement. In addition, under the Merger Agreement, Ximalaya will undertake a restructuring of certain existing businesses in connection with the Transaction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tencent Music Entertainment Group

By:	/s/ Cussion Kar Shun Pang
Name:	Cussion Kar Shun Pang
Title:	Executive Chairman

Date: June 10, 2025